UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Results of Adjourned Annual General Meeting dated 01 July 2025

Press Release

1 July 2025

Argo Blockchain plc

("Argo" or "the Company")

Results of Adjourned Annual General Meeting

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) announces the results of the Company's adjourned annual general meeting held on Tuesday 1 July 2025.

A poll was held on each of the resolutions in which Resolutions 1 - 10 (inclusive) were passed as ordinary resolutions and resolution 13 was passed as a special resolution. The results of the poll were as follows:

Resolutions		For		Against		Total Votes	% of ISC Voted	Votes Withheld
		Votes	%	Votes	%
Ordinary Resolutions
1.	To receive the Annual Report and Accounts	27,524,115	96.20	1,087,978	3.80	28,612,093	3.97%	552,823
2.	To approve the Directors' Remuneration Report	25,873,655	90.47	2,725,250	9.53	28,598,905	3.97%	566,011
3.	To approve the Directors' Remuneration Policy	18,482,368	64.66	10,103,188	35.34	28,585,556	3.97%	579,360
4.	To appoint Justin Nolan as a Director of the Company	23,871,907	83.72	4,642,442	16.28	28,514,349	3.96%	650,567
5.	To reappoint Maria Perrella as a Director of the Company	17,836,895	63.32	10,333,642	36.68	28,170,537	3.91%	994,379
6.	To reappoint Raghav Chopra as a Director of the Company	18,898,132	67.21	9,221,987	32.79	28,120,119	3.90%	1,044,797
7.	To re-appoint PKF Littlejohn as auditors of the Company	26,977,193	95.11	1,387,147	4.89	28,364,340	3.94%	800,576
8.	To authorise the directors to fix the auditor's remuneration	27,059,914	94.94	1,443,064	5.06	28,502,978	3.96%	661,938
9.	Authority to allot shares	16,278,666	58.53	11,533,202	41.47	27,811,868	3.86%	1,353,048
10.	Authority to allot further shares	16,081,770	58.02	11,634,287	41.98	27,716,057	3.85%	1,448,859
Special Resolutions
11.	General authority to disapply pre-emption rights	17,624,264	62.75	10,463,204	37.25	28,087,468	3.90%	1,077,448
12.	Additional authority to disapply pre-emption rights	17,157,093	61.44	10,770,009	38.56	27,927,102	3.88%	1,237,814
13.	Notice of general meetings	26,557,682	92.71	2,086,975	7.29	28,644,657	3.98%	520,259

While most of the proposed resolutions were passed, we note that resolutions 11 and 12 did not receive the necessary majority. The Company also notes the votes against resolutions 3, 5, 6, 9 and 10. In compliance with the QCA Code, the Company has recognised the adverse votes and will consider and reflect on the votes cast and update the market in due course.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 July, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer